# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Maison Solutions Inc., CIK 0001892292
CUSIP: 560667305
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 127 N Garfield Avenue, Monterey Park, California (CA), 91754
Date of event which requires filing of this statement: 06/14/2023
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001980532

## Reporting persons
- Stratton Arms Holding, LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: New York (NY); sole voting power 0; shared voting power 1,208,000; sole dispositive power 0; shared dispositive power 1,208,000; aggregate amount beneficially owned 1,208,000 (41.78% of the class)
  Comment: Stratton Arms Holding, LLC ("Stratton") directly holds 1,040,000 shares of Class A Common Stock, which were acquired prior to the Issuer's initial public offering and have been adjusted to reflect the Issuer's 1-for-10 reverse stock split. Amsterdam NYC Fund, LP ("Amsterdam") directly holds 168,000 shares of Class A Common Stock, which were acquired prior to the Issuer's initial public offering and have been adjusted to reflect the Issuer's 1-for-10 reverse stock split. Stratton, as general partner of Amsterdam, is deemed to have shared voting and dispositive power over the shares held by Amsterdam. Stratton also holds an 80.95% limited partnership interest in Amsterdam. Percentage of class is calculated based on 2,891,156 shares of Class A Common Stock outstanding as of April 28, 2026, which information was provided by the Issuer to the Reporting Persons.
- Amsterdam NYC Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: New York (NY); sole voting power 0; shared voting power 168,000; sole dispositive power 0; shared dispositive power 168,000; aggregate amount beneficially owned 168,000 (5.81% of the class)
  Comment: Amsterdam NYC Fund, LP ("Amsterdam") directly holds 168,000 shares of Class A Common Stock, which were acquired prior to the Issuer's initial public offering and have been adjusted to reflect the Issuer's 1-for-10 reverse stock split. Stratton Arms Holding, LLC ("Stratton"), as general partner of Amsterdam, is deemed to have shared voting and dispositive power over the shares held by Amsterdam. Percentage of class is calculated based on 2,891,156 shares of Class A Common Stock outstanding as of April 28, 2026, which information was provided by the Issuer to the Reporting Persons.
- Golden Tree USA, Inc.: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: New York (NY); sole voting power 0; shared voting power 1,400,000; sole dispositive power 0; shared dispositive power 1,400,000; aggregate amount beneficially owned 1,400,000 (44.94% of the class)
  Comment: Golden Tree USA, Inc. ("Golden") directly holds 224,000 shares of Class B Common Stock, par value $0.0001 per share, which may be convertible into shares of Class A Common Stock and were acquired prior to the Issuer's initial public offering, as adjusted to reflect the Issuer's 1-for-10 reverse stock split. Additionally, Golden owns 100% of Stratton Arms Holding, LLC ("Stratton"), which serves as the general partner of Amsterdam NYC Fund, LP ("Amsterdam") and holds an 80.95% limited partnership interest in Amsterdam. Through its ownership of Stratton, Golden is deemed to beneficially own 1,176,000 shares of Class A Common Stock (1,040,000 shares held directly by Stratton plus 136,000 shares attributable to Stratton's 80.95% limited partnership interest in Amsterdam), all of which were acquired prior to the Issuer's initial public offering, as adjusted to reflect the Issuer's 1-for-10 reverse stock split. Percentage of class is calculated based on 2,891,156 shares of Class A Common Stock outstanding as of April 28, 2026, plus 224,000 shares of Class A Common Stock issuable upon conversion of the Class B Common Stock.
- John Xu: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 6,740; shared voting power 1,400,000; sole dispositive power 6,740; shared dispositive power 1,400,000; aggregate amount beneficially owned 1,406,740 (45.16% of the class)
  Comment: Mr. Xu is the 100% owner of Golden Tree USA, Inc. ("Golden"). Golden owns 100% of Stratton Arms Holding, LLC ("Stratton"), which serves as the general partner of Amsterdam NYC Fund, LP ("Amsterdam") and holds a 80.95% limited partnership interest in Amsterdam. Through his control of Golden and Stratton, Mr. Xu is deemed to beneficially own: (i) 1,176,000 shares of Class A Common Stock (1,040,000 shares held directly by Stratton plus 136,000 shares attributable to Stratton's 80.95% limited partnership interest in Amsterdam), all of which were acquired prior to the Issuer's initial public offering, as adjusted to reflect the Issuer's 1-for-10 reverse stock split; (ii) 224,000 shares of Class B Common Stock held directly by Golden, which may be convertible into shares of Class A Common Stock and were acquired prior to the Issuer's initial public offering, as adjusted to reflect the Issuer's 1-for-10 reverse stock split; and (iii) 6,740 shares of Class A Common Stock held directly by Mr. Xu personally, which were acquired after the Issuer's initial public offering, as adjusted to reflect the Issuer's 1-for-10 reverse stock split. Mr. Xu's aggregate beneficial ownership totals 1,406,740 shares. Percentage of class is calculated based on 2,891,156 shares of Class A Common Stock outstanding as of April 28, 2026, plus 224,000 shares of Class A Common Stock issuable upon conversion of the Class B Common Stock.

## Item 1. Issuer
Name of issuer: Maison Solutions Inc.
Address of issuer's principal executive offices: 127 N Garfield Avenue, Monterey Park, California 91754

## Item 2. Person Filing
Name of person filing:
(i) Stratton Arms Holding, LLC
(ii) Amsterdam NYC Fund, LP
(iii) Golden Tree USA, Inc.
(iv) John Xu
Address of principal business office or, if none, residence:
(i) Stratton Arms Holding, LLC
3901 Main Street Ste 501, Flushing, NY 11354

(ii) Amsterdam NYC Fund, LP
3901 Main Street Ste 501, Flushing, NY 11354

(iii) Golden Tree USA, Inc.
3901 Main Street Ste 501, Flushing, NY 11354

(iv) John Xu
3901 Main Street Ste 501, Flushing, NY 11354
Citizenship:
(i) Stratton Arms Holding, LLC
NY

(ii) Amsterdam NYC Fund, LP
NY

(iii) Golden Tree USA, Inc.
NY

(iv) John Xu
US Citizen

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.
Percent of class: The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.
Sole power to vote or to direct the vote: The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.
Shared power to vote or to direct the vote: The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.
Sole power to dispose or to direct the disposition: The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.
Shared power to dispose or to direct the disposition: The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Golden Tree USA, Inc. owns 100% of Stratton Arms Holding, LLC, which serves as the general partner of Amsterdam NYC Fund, LP and holds an 80.95% limited partnership interest in Amsterdam NYC Fund, LP. Through its ownership of Stratton Arms Holding, LLC, Golden Tree USA, Inc. is deemed to beneficially own the shares of Class A Common Stock held directly by Stratton Arms Holding, LLC and shares attributable to Stratton's 80.95% limited partnership interest in Amsterdam NYC Fund, LP. Mr. Xu, as the 100% owner of Golden Tree USA, Inc., is deemed to beneficially own all shares beneficially owned by Golden Tree USA, Inc., Stratton Arms Holding, LLC, and attributable to the Amsterdam NYC Fund, LP structure. All securities reported herein (except for the 6,740 shares of Class A Common Stock held directly by Mr. Xu personally) were acquired prior to the Issuer's initial public offering. The limited partners of Amsterdam NYC Fund, LP (other than Stratton Arms Holding, LLC) may be deemed to have the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock held by Amsterdam NYC Fund, LP, in proportion to their respective limited partnership interests.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Mr. Xu is 100% owner of Golden Tree USA, Inc. (HC, CO). Golden Tree USA, Inc. owns 100% of Stratton Arms Holding, LLC (HC). Stratton Arms Holding, LLC is the general partner of Amsterdam NYC Fund, LP (PN) and holds an 80.95% limited partnership interest in Amsterdam NYC Fund, LP. See Item 6.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
99.1 Joint Filing Agreement

## Signatures
- Stratton Arms Holding, LLC: /s/ John Xu, John Xu/Director (04/29/2026)
- Amsterdam NYC Fund, LP: /s/ John Xu, John Xu/Director of Stratton Arms Holding, LLC, its General Partner (04/29/2026)
- Golden Tree USA, Inc.: /s/ John Xu, John Xu/Sole Member (04/29/2026)
- John Xu: /s/ John Xu, John Xu (04/29/2026)